Public Service Company of New Hampshire						Exhibit 12
Ratio of Earnings to Fixed Charges
(In thousands)	Six Months Ended
	June 30, 2008	Year Ended December 31,
Earnings, as defined:	(unaudited)	2007	2006	2005	2004	2003

Net income	$ 30,380	$ 54,434	$ 35,323	$ 41,739	$ 46,641	$ 45,624
Income tax expense	12,997	22,794	39,183	12,234	12,993	29,773
Equity in (earnings)/losses of regional nuclear generating companies	(35)	(343)	74	(230)	(165)	(353)
Dividends received from regional equity investees	-	521	367	172	614	1,219
Fixed charges, as below	26,428	50,637	50,092	49,751	47,211	47,168
Less: Interest capitalized (including AFUDC)	(1,623)	(2,985)	(2,768)	(1,896)	(272)	(552)
Total earnings, as defined	$ 68,147	$ 125,058	$ 122,271	$ 101,770	$ 107,022	$ 122,879

Fixed charges, as defined:

Interest on long-term debt (a)	$ 14,999	$ 26,029	$ 24,100	$ 20,481	$ 17,441	$ 15,408
Interest on rate reduction bonds	8,232	18,013	20,828	24,074	26,901	29,081
Other interest	890	2,243	829	1,733	1,197	727
Rental interest factor	684	1,367	1,567	1,567	1,400	1,400
Interest capitalized (including AFUDC)	1,623	2,985	2,768	1,896	272	552
Total fixed charges, as defined	$ 26,428	$ 50,637	$ 50,092	$ 49,751	$ 47,211	$ 47,168

Ratio of Earnings to Fixed Charges	2.58	2.47	2.44	2.05	2.27	2.61

(a) Interest on long-term debt amounts include amortized premiums, discounts and capitalized expenses related to indebtedness.